Filed by Cott Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended And deemed filed pursuant to Rule 14d-2 Under the Securities Exchange Act of 1934, as amended Subject Company: Primo Water Corporation Commission File No: 001-34850 Cott to Acquire Primo Creating a leading pure play water company January 13, 2020Filed by Cott Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended And deemed filed pursuant to Rule 14d-2 Under the Securities Exchange Act of 1934, as amended Subject Company: Primo Water Corporation Commission File No: 001-34850 Cott to Acquire Primo Creating a leading pure play water company January 13, 2020

Safe Harbor Statements

This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and applicable Canadian securities laws conveying, among other matters, management's expectations as to the future based on plans, estimates and projections at the time these statements are made. Forward-looking statements can otherwise be identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "forecast," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "would," "will," and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward looking statements in this presentation include, but are not limited to, statements related to the ability of the parties to consummate the proposed transactions on a timely basis or at all and the satisfaction of the conditions precedent to the consummation of the proposed transactions (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the completion of the anticipated financing of the transaction on a timely basis if at all and on the terms currently proposed, the anticipated timing of the proposed transactions, the expectations in respect of the financial profile of the combined company and expected synergies associated with the transactions, including the expected synergies outlined in this presentation, and any contribution of Primo's acquisition to Cott's performance, the risk of litigation and regulatory action related to the proposed transaction, and the potential impact the acquisition will have on Primo or Cott and other matters related to either or both of them. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements are based on assumptions regarding management's current plans and estimates. Factors that could cause actual results to differ materially from those described in this presentation include, among others: the degree of success of Cott's intended exploration of strategic alternatives for Cott's S&D Coffee and Tea Business; changes in expectations as to the closing of the transaction and the timing thereof if at all, including timing and changes in the method of financing the transactions; changes in estimates of future earnings and cash flows; expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; the cost of capital necessary to finance the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transactions (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition); the negative effects of the announcement or the consummation of the proposed transactions on the market price of Cott's common stock or on Cott's operating results; the risk of litigation and regulatory action related to the proposed transaction; unanticipated changes in laws, regulations, or other industry standards affecting the companies and other risks and important factors contained and identified in Cott's and Primo's filings with the Securities and Exchange Commission (the "SEC"), including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott's and Primo's respective Annual Reports on Form 10-K and their quarterly reports on Form 10-Q, as well as other periodic and current reports and other filings filed with the securities commissions. Neither Cott nor Primo undertakes, except as expressly required by applicable law, to update or revise any of these statements in light of new information or future events.

2

Safe Harbor Statements (continued)

Non-GAAP Measures

To supplement its reporting of financial measures determined in accordance with GAAP, Cott utilizes certain non-GAAP financial measures. Cott utilizes adjusted EBITDA and adjusted EBITDA margin on a standalone and pro forma basis to separate the impact of certain items from the underlying business. Cott also used pro forma LTM revenue and adjusted EBITDA to provide a comparison of full year periods. Because Cott uses these adjusted financial results in the management of its business, management believes this supplemental information is useful to investors for their independent evaluation and understanding of Cott's underlying business performance and the performance of its management. With respect to our expectations of performance of Primo as it is being integrated, reconciliations of 2020 estimated adjusted EBITDA and cash on cash IRR are not available, as we are unable to quantify certain amounts that would be required to be included in the relevant GAAP measures without unreasonable effort. We expect that the unavailable reconciling items, which primarily include taxes, interest costs that would occur if the company issued debt, costs to capture synergies and phasing of capex, could significantly affect our financial results. These items depend on highly variable factors and any such reconciliations would imply a degree of precision that would be confusing or misleading to investors. We expect the variability of these factors to have a significant, and potentially unpredictable, impact on our future GAAP financial results. The non-GAAP financial measures described above are in addition to, and not meant to be considered superior to, or a substitute for, Cott's financial statements prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this earnings announcement reflect management's judgment of particular items, and may be different from, and therefore may not be comparable to, similarly titled measures reported by other companies.

Additional Information and Where to Find It

The exchange offer referenced in this presentation has not yet commenced. This communication relates to a proposed business combination between Cott and Primo. This presentation is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the SEC. At the time the exchange offer is commenced, Cott and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo's stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC's website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott's website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo's website at http://ir.primowater.com/.

3

Management Presenters Thomas Harrington Jay Wells Billy Prim Chief Executive Officer Chief Financial Officer Executive Chairman of the Board Cott Corporation Cott Corporation and Interim President and Chief Executive Officer Primo Water Corporation 4Management Presenters Thomas Harrington Jay Wells Billy Prim Chief Executive Officer Chief Financial Officer Executive Chairman of the Board Cott Corporation Cott Corporation and Interim President and Chief Executive Officer Primo Water Corporation 4

Today’s Announcements Cott Corporation (“Cott” or the “Company”) has entered into a definitive agreement to acquire Primo Water Corporation (“Primo”) for $14.00 per share Primo is a leading provider of water dispensers, purified bottled water and selfservice refill drinking water in North America Recently, Cott announced evaluation of strategic alternatives for S&D Coffee and Tea (“S&D”) As a result, Cott continues its transition into a pure play water solutions provider Cott will be assuming the recognized water solutions brand that Primo has built by rebranding its corporate name to Primo Water Corporation (PRMW) 5Today’s Announcements Cott Corporation (“Cott” or the “Company”) has entered into a definitive agreement to acquire Primo Water Corporation (“Primo”) for $14.00 per share Primo is a leading provider of water dispensers, purified bottled water and selfservice refill drinking water in North America Recently, Cott announced evaluation of strategic alternatives for S&D Coffee and Tea (“S&D”) As a result, Cott continues its transition into a pure play water solutions provider Cott will be assuming the recognized water solutions brand that Primo has built by rebranding its corporate name to Primo Water Corporation (PRMW) 5

Next Logical Step in the Transformation to a Pure Play Water Company

2013 — Legacy Cott

Revenue Mix



Other
Energy Products
CSD
Sparkling / Flavored Water
Juice / Concentrates

2014 – 2019 — Water Acquisitions $2.0bn+

- DS Services: $1.25bn
- Eden: $520mm
- Aquaterra: $47mm
- Remington: $20mm
- Crystal Rock: $35mm
- Mountain Valley: $79mm

Divested $1.3bn of legacy CSD / Juice businesses

2019 — Cott Today

Revenue Mix



Other
HOD Water(1)
Retail
POU Filtration
S&D

2020 — Acquisition of Primo and Sale of S&D

Revenue Mix



Other
HOD Water(1) / Exchange
Retail
Dispensers
Refill / POU Filtration

	2013	2019	2020
Revenue	$2.1bn	$2.4bn	$2.0bn[2]
Growth[3]	*(5%)*	*~4%*	*~6%*
EBITDA margin[4]	*~9%*	*~13%*	*~18%*[5]

Source: Company filings, Investor presentations.
(1) Represents Home and Office Delivery.
(2) Represents Q3 2019 LTM Revenue. Excludes $50mm pro forma intercompany sales.
(3) Legacy Cott represents 2011-2013 Revenue CAGR. Cott Today and Pro Forma Cott represent 2017-2019E Revenue CAGR.
(4) Legacy Cott represents 2013 EBITDA margin. Cott Today and Pro Forma Cott represent Q3 2019 LTM EBITDA margin.
(5) Includes $35mm run-rate synergies.

6

Key Takeaways Creates a pure play water company and market leader in Home / Office Delivery (“HOD”), refill, exchange and water cooler dispensers Improves overall growth profile and margin given pure play water focus, underlying water category dynamics, combined distribution footprint, and exit of lower growth and lower margin S&D business Strengthens sustainability platform focused on refillable, reusable and recyclable containers Expected $35mm of cost synergies driven by existing Primo partnership, geographic overlap and elimination of duplicative G&A Strong pro forma financial impact including higher revenue growth, improved adjusted EBITDA margin, accretion to earnings, lower leverage and improved credit profile Singular waterfocused combined company, positioned to succeed in higher growth and higher margin water categories as a rebranded entity, creates the opportunity to be valued in line with water peers 7Key Takeaways Creates a pure play water company and market leader in Home / Office Delivery (“HOD”), refill, exchange and water cooler dispensers Improves overall growth profile and margin given pure play water focus, underlying water category dynamics, combined distribution footprint, and exit of lower growth and lower margin S&D business Strengthens sustainability platform focused on refillable, reusable and recyclable containers Expected $35mm of cost synergies driven by existing Primo partnership, geographic overlap and elimination of duplicative G&A Strong pro forma financial impact including higher revenue growth, improved adjusted EBITDA margin, accretion to earnings, lower leverage and improved credit profile Singular waterfocused combined company, positioned to succeed in higher growth and higher margin water categories as a rebranded entity, creates the opportunity to be valued in line with water peers 7

Primo Acquisition 8Primo Acquisition 8

Primo Acquisition Overview • $14.00 per share, payable in cash, stock or a combination thereof at the election of Primo shareholders, subject to proration Transaction Consideration • Maximum equity consideration of 26.8mm Cott shares issued • Cash consideration financed through new debt or proceeds from sale of S&D • Total enterprise value of $775mm Transaction Value (1) • Represents purchase multiple of approximately 8.4x 2020E Synergized Adjusted EBITDA • Pursuant to the terms of the merger agreement, Billy D. Prim and Susan E. Cates, current members of Governance Primo’s board of directors, will join Cott’s board following the closing • Cott will launch an exchange offer in no later than 10 business days Transaction Structure and Timing • Expected to close by end of Q1’20, subject to a minimum tender of a majority of Primo shares in the exchange offer and other customary conditions • In connection with the execution of the merger agreement, Primo directors and officers who are beneficial owners of 10.4% of Primo equity have entered into support agreements with Cott pursuant Exchange Offer to which they have agreed to tender their common stock in the exchange offer and elect to receive the Support Agreement stock consideration in respect of their common stock • Primo shareholders to own approximately 16% of the combined company (1) See appendix for nonGAAP reconciliation. 9Primo Acquisition Overview • $14.00 per share, payable in cash, stock or a combination thereof at the election of Primo shareholders, subject to proration Transaction Consideration • Maximum equity consideration of 26.8mm Cott shares issued • Cash consideration financed through new debt or proceeds from sale of S&D • Total enterprise value of $775mm Transaction Value (1) • Represents purchase multiple of approximately 8.4x 2020E Synergized Adjusted EBITDA • Pursuant to the terms of the merger agreement, Billy D. Prim and Susan E. Cates, current members of Governance Primo’s board of directors, will join Cott’s board following the closing • Cott will launch an exchange offer in no later than 10 business days Transaction Structure and Timing • Expected to close by end of Q1’20, subject to a minimum tender of a majority of Primo shares in the exchange offer and other customary conditions • In connection with the execution of the merger agreement, Primo directors and officers who are beneficial owners of 10.4% of Primo equity have entered into support agreements with Cott pursuant Exchange Offer to which they have agreed to tender their common stock in the exchange offer and elect to receive the Support Agreement stock consideration in respect of their common stock • Primo shareholders to own approximately 16% of the combined company (1) See appendix for nonGAAP reconciliation. 9

Primo is the U.S. Market Leader in Three Water Categories

	Category	Description		Locations	Highlight
"Razor"	**Dispensers** $59mm *8% Gross Margin*	Innovative dispenser products at attractive retail prices		~8,700 locations	Dispenser Sell Through 13% CAGR since 2013[2]
"Razor Blade"	**Exchange** $83mm *30% Gross Margin*	Pre-filled, branded purified water delivered directly to stores		~13,800 locations	31 consecutive quarters of same-store sales growth above 6%
"Razor Blade"	**Refill** $162mm[1] *31% Gross Margin*	Sustainable filtered water vended on-site at retail locations		~23,100 locations	Significant location growth opportunity

Source: Company filings, Primo management.
Note: Represents LTM revenue and LTM gross margin metrics. LTM period as of September 30, 2019.
(1) Revenue and gross margin are pro forma for sale of Glacier Ice business.
(2) Represents CAGR from Q3 2013 to Q3 2019.

10

With Primo's Strong Performance Driving Q4 2019 Sales Growth

- All three segments delivered growth in Q4'19 and are well-positioned for growth in Fiscal 2020
- Dispensers: Q4'19 Dispensers segment experienced historical sell-through which should drive strong first half 2020 sales in Exchange
- Exchange: Strong continued momentum in Q4'19, representing the 31st consecutive quarter of same-store sales growth above 6%
- Refill: Q4'19 Refill segment revenue return to growth, driven by improved same-store sales growth and reduced downtime

11

Solidifies Position as a Leading Complete Water Solutions Provider

North America	New: Cott / Primo	Nestlé	Culligan Water / AquaVenture Holdings	Waterlogic
HOD Water	✓	✓	✓	–
Refill	✓	–	–	–
Exchange	✓	✓	–	–
Bottled Water Dispensers (3-5 gallons)	✓	✓	✓	–
POU Filtration Dispensers	✓	✓	✓	✓
Europe				
HOD Water	✓	–	✓	✓
Refill	–	–	–	–
Exchange	–	–	–	–
Bottled Water Dispensers (3-5 gallons)	–	–	–	–
POU Filtration Dispensers	✓	–	✓	✓

Source: Euromonitor, Nielsen, Technavio industry report, Beverage Marketing Corporation. Zenith International – USA POU and Bottled Water Coolers Report. Beverage Marketing Corporation – US Bottled Water Through 2023 Report (August 2019) and Company websites.

12

Significantly Expands Channel Diversification and Consumer Reach

Cott Today

- > 3,600 HOD direct-to-consumer routes
  - Covers over 90% of the US population
  - Market leader in Canada and Europe
- Caters to 2.5 million customers
- Leading provider of POU filtration dispensers



Primo

Dispensers	Exchange	Refill
~8,700 locations	~13,800 locations	~23,100 locations

Channels

Mass Merchant	Convenience
Home Improvement	Drug
Club	Dollar Stores
Grocery	E-Commerce

Customers

Enhanced Consumer Reach

Enhances Cott's *Customer For Life Promise* by expanding sustainable healthy hydration offerings and reaching consumers across a wider range of price points

13

Clear Strategies for Growth

Organic Opportunities

- HOD water growth from customers, consumption and pricing initiatives
- Commercial filtration growth through innovation of water dispensers and expanded salesforce
- Coordinated retail penetration, location growth and cross sell across North American footprint
- Expand all three Primo segments across European footprint
- Enhance e-commerce partnerships with HOD delivery and dispenser coordination
- Coordinated efforts around dispenser sales (razor blade) and both exchange (razor) and HOD (razor) programs
- Leverage Cott's PureFlo intellectual property in Refill

M&A Opportunities

- Commitment to continued tuck-in M&A to expand leading presence in Route Based Services
- Focus on tuck-ins of Refill

Historical Tuck-ins

Deep Rock Water
Remington Pure
Crystal Rock
The Mountain Valley
"The Water Guy"
Viteau voel je goed

14

Helping the World Become More Sustainable Responsible Sourcing Reduce and Recycle Reuse and Repurpose Efficient Transport Eight years of carbon neutrality in Europe We work to reduce the environmental impact of our operations as much as possible, including Carbon neutral in North America RBS optimized routing, efficient fuel alternatives segment by 2022 such as propane, bottle reuse and recycling, and einvoicing among other initiatives. Member of Alliance for Water Stewardship 15Helping the World Become More Sustainable Responsible Sourcing Reduce and Recycle Reuse and Repurpose Efficient Transport Eight years of carbon neutrality in Europe We work to reduce the environmental impact of our operations as much as possible, including Carbon neutral in North America RBS optimized routing, efficient fuel alternatives segment by 2022 such as propane, bottle reuse and recycling, and einvoicing among other initiatives. Member of Alliance for Water Stewardship 15

Substantial Cost Synergies

Cott will utilize its acquisition experience, footprint, logistics channels and leading competencies in filtration and distribution to drive synergies over a three-year period

1 G&A Reduction

- **Streamline back-office operations and eliminate duplicative G&A**
- **Key areas:**
  - Public Company Costs
  - Shared Services

2 Facility Optimization & Consolidation

- **Drive efficiencies across footprint**
  - Combined refill and filtration techs and operations
  - Facility optimization

3 Procurement

- **Collaborate with suppliers**

$35mm annual expected synergies

(1.7% of combined revenue)


$7.5
$25.0
$35.0
2020E
2021E
2022E

16

Increases Route Density and Geographic Footprint in Refill Primo Coverage Area Cott Coverage Area 17Increases Route Density and Geographic Footprint in Refill Primo Coverage Area Cott Coverage Area 17

Financial Impact 18Financial Impact 18

Strong Pro Forma Financial Profile

	Cott	+ Primo	− S&D Coffee & Tea	= Cott Primo
LTM Q3'19 Revenue ($bn)	$2.4	$0.3	$0.6	**$2.0[3]**
Revenue Growth	*~4%[1]*	*~7%[2]*	*Flat*	***~6%***
LTM Q3'19 Adj. EBITDA ($mm)	$313	$50	$40	**$359[4]** $35mm synergies
Adj. EBITDA margin	*13%*	*17%*	*7%*	***18%[4]***

Source: Company filings, Cott and Primo management.
Note: Revenue growth represents 2017-2019E CAGR. EBITDA margin represents LTM Adj. EBITDA margin. LTM period as of September 30, 2019.
(1) Pro forma for sale of RCI/Concentrate business as well as the legacy Cott Beverages business sold in January 2019 and January 2018, respectively.
(2) Adjusted to exclude the sale of Glacier Ice business.
(3) Elimination of $50mm pro forma intercompany revenue.
(4) Includes $35mm run-rate synergies.

19

Financial Highlights The acquisition squarely meets the Company’s quantitative and qualitative acquisition criteria, including: Accretive to revenue growth and EBITDA margin Accretive to earnings per share Cashoncash returns in excess of the Company’s cost of capital Targeting <3.5x leverage after sale of S&D and <3.0x post synergy capture Further solidifies credit profile Limited commodity exposure Free cash flow generation used for capital deployment including commitment to: Accretive M&A Dividend policy Debt reduction Share buybacks Tax efficiency Tax efficient divestiture of S&D using existing NOLs Acquisition of Primo includes $254mm of Federal NOLs 20Financial Highlights The acquisition squarely meets the Company’s quantitative and qualitative acquisition criteria, including: Accretive to revenue growth and EBITDA margin Accretive to earnings per share Cashoncash returns in excess of the Company’s cost of capital Targeting <3.5x leverage after sale of S&D and <3.0x post synergy capture Further solidifies credit profile Limited commodity exposure Free cash flow generation used for capital deployment including commitment to: Accretive M&A Dividend policy Debt reduction Share buybacks Tax efficiency Tax efficient divestiture of S&D using existing NOLs Acquisition of Primo includes $254mm of Federal NOLs 20

Business and Financial Metrics Better Aligned with our Water and Route Based Peers

Water

Key attributes:

- Attractive category growth
- Fragmented market
- Revenue Growth: ~6%
- EBITDA Margin: ~19%
- Multiple: ~14x

Cott / Primo

- **Revenue Growth: ~6%**
- **EBITDA Margin: ~18%**

Route Based Services

Key attributes:

- Recurring, predictable revenue
- Leverage scale and route density
- Revenue Growth: ~4%
- EBITDA Margin: ~21%
- Multiple: ~12x

Source: FactSet

Note: Market data as of January 3, 2020. Above companies represent an example of peers that management believes align with their business. Other sample populations could differ from those listed above. Water peers include AquaVenture, Evoqua, Nestlé, Pentair and Xylem. Route Based Services peers include ABM, Aramark, ChemEd, Cintas, Covanta, K-Bro Linen, ServiceMaster, UniFirst, US Ecology, Waste Management and Waste Connections. Revenue growth represents median 2019E – 2021E Revenue CAGR of selected peers. EBITDA margin represents median 2019E EBITDA margin of selected peers. Valuation multiple represents median TEV / 2020E EBITDA multiple of selected peers.

21

Key Takeaways Creates a pure play water company and market leader in HOD, refill, exchange and water cooler dispensers Improves overall growth profile and margin given pure play water focus, underlying water category dynamics, combined distribution footprint, and exit of lower growth and lower margin S&D business Strengthens sustainability platform focused on refillable, reusable and recyclable containers Expected $35mm of cost synergies driven by existing Primo partnership, geographic overlap and elimination of duplicative G&A Strong pro forma financial impact including higher revenue growth, improved adjusted EBITDA margin, accretion to earnings, lower leverage and improved credit profile Singular water-focused combined company, positioned to succeed in higher growth and higher margin water categories as a rebranded entity, creates the opportunity to be valued in line with water peers 22Key Takeaways Creates a pure play water company and market leader in HOD, refill, exchange and water cooler dispensers Improves overall growth profile and margin given pure play water focus, underlying water category dynamics, combined distribution footprint, and exit of lower growth and lower margin S&D business Strengthens sustainability platform focused on refillable, reusable and recyclable containers Expected $35mm of cost synergies driven by existing Primo partnership, geographic overlap and elimination of duplicative G&A Strong pro forma financial impact including higher revenue growth, improved adjusted EBITDA margin, accretion to earnings, lower leverage and improved credit profile Singular water-focused combined company, positioned to succeed in higher growth and higher margin water categories as a rebranded entity, creates the opportunity to be valued in line with water peers 22 thankyou www.cott.comthankyou www.cott.com

Appendix – Non-GAAP ReconciliationsAppendix – Non-GAAP Reconciliations

2020 SYNERGIZED ADJUSTED EBITDA MULTIPLE Supplementary Information – Non-GAAP Unaudited (in millions of U.S. dollars excluding multiple) (1) Estimated 2020 Adjusted EBITDA $ 57 (2) Run-rate synergies 35 2020 synergized adjusted EBITDA $ 92 Approximate purchase price $ 775 2020 synergized adjusted EBITDA multiple 8.4x Source: Cott and Primo management (1) See NonGAAP Measures section in Safe Harbor Statements located on slides 2 and 3. (2) Please refer to slide 16 for additional details on runrate synergies and ramping period. 252020 SYNERGIZED ADJUSTED EBITDA MULTIPLE Supplementary Information – Non-GAAP Unaudited (in millions of U.S. dollars excluding multiple) (1) Estimated 2020 Adjusted EBITDA $ 57 (2) Run-rate synergies 35 2020 synergized adjusted EBITDA $ 92 Approximate purchase price $ 775 2020 synergized adjusted EBITDA multiple 8.4x Source: Cott and Primo management (1) See NonGAAP Measures section in Safe Harbor Statements located on slides 2 and 3. (2) Please refer to slide 16 for additional details on runrate synergies and ramping period. 25

LTM PRO FORMA REVENUE
Supplementary Information – Non-GAAP
Unaudited

(in millions of U.S. dollars)

Cott Consolidated		QTD 12/29/18		YTD 9/28/19		LTM 9/28/19
Revenue	$	599.2	$	1,794.3	$	2,393.5
Pro forma adjustments for RCI / Concentrate		(20.4)		(7.2)		(27.6)
Pro forma revenue	**$**	**578.8**	**$**	**1,787.1**	**$**	**2,365.9**

S&D Coffee and Tea		QTD 12/29/18		YTD 9/28/19		LTM 9/28/19
Revenue	$	155.8	$	443.4	$	599.2

Primo Water		QTD 12/31/18		YTD 9/30/19		LTM 9/30/19
Revenue	$	70.9	$	236.3	$	307.2
Pro forma adjustments for Glacier Ice[(1)]		(1.2)		(2.7)		(3.9)
Pro forma revenue	**$**	**69.6**	**$**	**233.6**	**$**	**303.3**

Source: Company filings, Cott and Primo management.
(1) QTD 12/31/18 figure represents an estimate.

26

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)
Supplementary Information – Non-GAAP
Unaudited

LTM 9/28/19	Cott Consolidated	S&D Coffee and Tea[1]	Primo Water	Pro Forma
(in millions of U.S. dollars)				
Net income	$ (3.1)	$ 14.1	$ 3.9	$ (13.3)
Interest expense, net	77.9	-	11.2	89.1
Income tax expense (benefit)	2.7	-	-	2.7
Depreciation & amortization	191.0	23.5	27.7	195.2
EBITDA	$ 268.5	$ 37.6	$ 42.8	$ 273.7
Acquisition and integration costs	14.7	0.2	2.4[2]	16.9
Share-based compensation costs	10.7	0.5	4.4	14.6
Loss on diposal of property, plant and equipment, net	10.2	0.8	-	9.4
Foreign exchange and other losses (gains), net	4.7	-	-	4.7
Other	4.3	0.8	0.7	4.2
Adjusted EBITDA	$ 313.1	$ 39.9	$ 50.3	$ 323.5

Source: Company filings, Cott and Primo management.
(1) S&D Coffee and Tea's net income excludes impact of interest expense, income tax expense (benefit), and intercompany cost allocations as this information is currently unavailable.
(2) Primo Water $2.4 million adjustment includes charges such as (i) acquisition-related expenses, (ii) expenses associated with restructuring and other costs, and (iii) activist investor-related expenses.

27

LTM PRO FORMA REVENUE AND ADJUSTED EBITDA MARGIN% Supplementary Information – Non-GAAP Unaudited (in millions of U.S. dollars) Cott S&D Coffee and LTM 9/28/19 Consolidated Tea Primo Water Adjustments Pro Forma (2) Revenue $ 2,365.9 $ 599.2 $ 303.3 $ (50.0) $ 2,020.0 (3) (4) (1) Adjusted EBITDA $ 313.1 $ 39.9 $ 50.3 $ 35.0 $ 358.5 Adjusted EBITDA margin% 13% 7% 17% 18% Source: Company filings, Cott and Primo management. (1) See slide 27. (2) Elimination of estimated pro forma intercompany revenue. (3) Expected synergies (threeyear capture by year 2022). (4) Represents synergized pro forma LTM Adjusted EBITDA. 28LTM PRO FORMA REVENUE AND ADJUSTED EBITDA MARGIN% Supplementary Information – Non-GAAP Unaudited (in millions of U.S. dollars) Cott S&D Coffee and LTM 9/28/19 Consolidated Tea Primo Water Adjustments Pro Forma (2) Revenue $ 2,365.9 $ 599.2 $ 303.3 $ (50.0) $ 2,020.0 (3) (4) (1) Adjusted EBITDA $ 313.1 $ 39.9 $ 50.3 $ 35.0 $ 358.5 Adjusted EBITDA margin% 13% 7% 17% 18% Source: Company filings, Cott and Primo management. (1) See slide 27. (2) Elimination of estimated pro forma intercompany revenue. (3) Expected synergies (threeyear capture by year 2022). (4) Represents synergized pro forma LTM Adjusted EBITDA. 28

On January 13, 2020, Tom Harrington, Chief Executive Officer of Cott Corporation (“Cott”), Jay Wells, Chief Financial Officer of Cott, and Billy Prim, Executive Chairman & Interim Chief Executive Officer of Primo Water Corporation, delivered a presentation to investors via conference call. The following is a transcript from the scripted portion of the presentation.

OPERATOR:

Good morning and welcome to Cott Corporation’s Primo Water Transaction conference call. Thank you all for joining this call on such short notice. All participants are currently in listen-only mode. This call will end no later than 11AM ET.

The call is being webcast live on Cott’s website at www.Cott.com as well as Primo Waters website at www.primowater.com and will be available for a playback there for two weeks.

We would like to remind everyone that during this call management will make certain forward-looking statements. Please refer to the important information and Safe Harbor language regarding these statements in our press release issued this morning and on slides 2 and 3 in the accompanying investor presentation, which is posted on our website at www.cott.com and at www.primowater.com under the “Investor Relations” tab..

1

I’ll now turn the call over to Jarrod Langhans, Cott’s Head of Investor Relations.

Jarrod Langhans - Cott Corporation – Head of Investor Relations

Good morning and thank you for joining our call. We are pleased to announce the signing of a merger agreement with Primo Water and to provide you with an overview of the Primo Transaction, our transition to a Pure-Play Water company as well as the rationale behind the acquisition. Today, I’m here with Tom Harrington, our Chief Executive Officer, Jay Wells, our Chief Financial Officer and Billy Prim, Executive Chairman of the Board and Interim President and Chief Executive Officer of Primo Water Corporation.

With that said, Tom will start this morning’s call with some introductory remarks on the transaction, a timeline of our transformation, key takeaways and an overview of the acquisition before turning the call over to Billy to spend a few minutes on an overview of Primo as well as the latest segment sales results from Q4 before handing it back to Tom to walk through the rationale of the acquisition and our planned transition to a pure-play water company. Tom will then hand the call over to Jay to walk through the financial impact of the transaction and

2

peer comparison before moving to Q&A. As a reminder, we are in a quiet period and therefore we would look to keep any Q4 discussions to what is presented within the deck. Upon closing we will hold a modeling call to walk through a more detailed approach to the combined business. Let me now turn the call over to Tom.

Today’s Announcements – Tom Harrington – Cott Corporation – Chief Executive Officer

Good morning and thank you for joining this call on such short notice. As mentioned, you will find this mornings’ presentation on both Cott’s and Primo Water’s websites under “Investor Relations”.

Turning to slide 5 of the presentation, we outline a summary of the transaction and planned transition to a pure-play water company detailing that we will be acquiring Primo Water Corporation for $14.00 dollars per share. For those of you less familiar with Primo, Primo is the largest seller of bottled water dispensers, largest supplier of purified bottled water that consumers purchase at over 13 thousand locations across North America (referred to as Exchange) and also the largest self-service water refill solution (referred to as Refill) where consumers can fill their bottles at over 23,000 locations across North America. In addition to the Primo acquisition, last week we announced that we are in the process of

3

evaluating strategic alternatives for our S&D Coffee and Tea business including the potential sale of the business as we transition to a pure-play water solutions provider. Our new business will deliver higher growth and higher margins more consistent with our water and route-based services peers. We are also planning on changing our corporate name from Cott to Primo Water Corporation and our ticker to PRMW as the Primo name is associated with sustainable, healthy hydration while our current Cott name continues to be linked to our former sugary sweetened beverage business. As a result, we believe that changing our name provides the platform to better communicate our transformation and key growth and margin attributes as we will no longer be associated with the legacy Cott brand whose assets we divested in 2018 and early 2019.

Next Logical Step in the Transformation to a Pure Play Water Company – Tom Harrington

Turning to slide 6, over the last six years we have been very busy transforming our company from what was once a low margin business with declining revenues, to a higher margin business with strong revenue growth . We are moving towards becoming the leading Pure-Play Water Service Provider across a 21-country footprint with mid-single digit topline growth (with all of our core channels expected to grow) and a high teen EBITDA margin profile. This has been a well-

4

planned transformation and both management and our Board have been aligned throughout the process. As you can see on the slide, we have done over $2 billion in acquisitions and $1.3 billion in sales excluding today’s announcements. The decision to engage an advisor to seek strategic alternatives for our S&D business and the acquisition of Primo are natural next steps in our transition to a Pure-Play water company. Primo is a highly synergistic opportunity that Cott management is very familiar with and directly overlaps DS Services, our largest business unit, in North America. This acquisition better positions our company in the water market where we strengthen our water platform by offering our consumers more choices at more price points on a truly sustainable platform. We will extend our “Customer for Life” Promise across the Primo business while simultaneously improving our topline growth outlook and margin profile which will be more aligned with our water peers. This transition further simplifies our business and allows management to have a singular focus on being the leading water service provider while fully participating in the revenue and profit upside the water category provides.

5

Key Takeaways – Tom Harrington

On slide 7, we set forth our rationale for acquiring Primo and moving to a Pure-Play water service provider. As a result, the pro forma data on the remaining slides will assume the acquisition of Primo and the sale of S&D.

As a pure-play water company we will be the North American market leader in home and office delivery water, self service refill, retail returnable water or exchange, dispenser sales and a leading player in the point of use or water filtration category. In addition, we remain the market leader in home and office delivery water in Europe as well as a large player in the European water filtration category.

This acquisition builds upon the successful partnership between our North American Route Based Business and Primo and creates a water focused company, positioned to excel in the higher growth and higher margin water categories where we will be able to offer a full range of hydration solutions to consumers when and how they want it.

6

This combined company will grow through continued product and service innovations, marketing partnerships and highly synergistic tuck-in acquisitions as well as the opportunity to reach more consumers through more channels than either Cott or Primo could have reached on their own. We also expect to expand Primo’s products and services across our - European footprint and the transaction will deliver $35 million dollars of cost synergies which we plan on capturing over a three-year period.

In looking at other financial impacts, we expect the transition to drive accretion to our earnings and inclusive of the S&D sale, we would see our leverage reduced targeting approximately 3.0x post synergized EBITDA while at the same time improving our credit profile. We remain largely insulated from commodity fluctuations as we are vertically integrated in the U.S., have implemented energy surcharges across our entire route-based footprint, and reuse our 3- and 5-gallon water bottles up to 50 times.

In summary, this transition positions us to see our valuation improve given comparable financial metrics in line with our water and route-based peers.

7

Primo Acquisition Overview – Tom Harrington

Moving to slide 9, the Primo transaction consists of cash consideration which will be funded through new debt or proceeds from the sale of S&D depending upon the timing of the sale. Overall the transaction will result in a purchase price multiple of 8.4 times 2020 estimated synergized adjusted EBITDA which is below our current multiple and is the result of the natural fit between our companies which will significantly benefit by operating as a combined business. In addition to the equity and cash consideration, post-closing, we will add two individuals from the current Primo Board, Billy D. Prim and Susan E. Cates, to our Board of Directors.

In terms of timing, we expect to launch an exchange offer within the next 10 business days and would expect to close the transaction by the end of the first quarter subject to customary closing conditions. In support of the agreement, Primo’s directors and officers, including the founder Billy Prim who is sitting next to me today, have entered into irrevocable tender and support agreements and will elect to receive stock consideration as they believe strongly in the value that the combined business will drive for current and future shareholders.

I am going to now turn the presentation over to Billy to provide an overview of Primo as well as a Q4 sales update. Billy – over to you.

8

Primo is the U.S. Market Leader in Three Water Categories – Billy Prim –Primo Water Corporation – Executive Chairman of the Board and Interim President and Chief Executive Officer

Thanks Tom and good morning everyone. This is an exciting day for Primo. This transaction, is something that I consider to be a perfect fit. Our companies have worked together for many years in the exchange business and our teams have worked well together. I look forward to watching our combined business continue to grow & thrive with a much stronger focus and market position. For those of you who are less familiar with Primo, let me tell you a little about us. In 2019, Primo will generate over $300-million in Revenue and over $50-million in adjusted EBITDA. Our business is driven by three key categories.

First, is our Dispenser business which we consider the Razor in our Razor / Razorblade business model. We sell a full lineup of innovative and stylish dispensers through major retailers and online at various price points, for as little as $9.99. These dispenser sales help increase household penetration which then driver recurring purchases of our two higher-margin water businesses.

Our razorblade offering is comprised of two water businesses: first, the Exchange business, where consumers can exchange their empty bottle for a pre-filled 3 or 5-gallon bottle of purified water. Our exchange business is present at

9

approximately 14,000 locations across the U.S. and Canada in leading retailers such as The Home Depot, Lowe’s Home Improvement as well as Kroger, Safeway & Albertsons.

Our second water category is our Refill business. Our refill machines incorporate a multi-step filtration process for consumers to refill their own empty bottle in multi-gallon formats for as little as $0.25-cents a gallon. Our machines are located at over 23,000 indoor and outdoor locations throughout the U.S. and Canada across a variety of retail channels.

Now let’s take a look at Q4 2019 sales of our three businesses on slide 11.

With Strong Performance Driving Q4 2019 Sales and EBITDA Growth – Billy Prim

While we’re still in the process of closing the quarter, preliminary results indicate that in the fourth quarter we experienced Revenue growth on a year-over-year basis across all three of our businesses. Staring with our Dispenser business, we achieved record consumer demand or unit sell-thru of our dispensers totaling 248,000 units in Q4. This led to Revenue growth of over 40% on a year-over-year basis.

In our Exchange business, we believe this record dispenser sell-thru helped achieve our 31st consecutive quarter of Same Store Unit Growth in excess of 6% with Q4 reaching 20.5% SSS (unit growth). This drove Revenue growth of more than 20% for the fourth-quarter on a year-over-year basis.

10

Lastly, in our Refill business, we continue to make improvements in our operations, machine uptime, localized sales efforts and locations. This helped drive an increase in Revenue of over 3% in Q4 when excluding results from our Ice business which was sold earlier in 2019.

With the results of Q4, Primo is well positioned heading into 2020 to drive continued growth and profitability. We are excited about the opportunity that the combination of Cott and Primo will bring in future value to all stakeholders.

With that said, I will pass the call back to Tom.

Solidifies Position as a Leading Complete Water Solutions Provider – Tom Harrington

Thanks Billy. On slide 12 we have created a peer comparison in terms of Water Solution Products within the markets that we operate. As you can see, we are well positioned versus our peers with leading positions in most of our water solutions categories. When it comes to POU or Water Filtration Dispensers, this is a growing highly fragmented market that we would be a top 5 player in both North America and across our European footprint and one that we will be

11

investing in over the coming years. We recently issued a press release where we announced the roll out of our PureFlo filtration units which contains IOT technology that enables our customer to use their phone camera to check the water quality, volume and other data points of the unit. In addition, the unit measures the quality of the water going into the filter and coming out of the filter and is able to contact us when the filter needs to be changed instead of simply sending out a technician every six months. This solution is intended to provide our customers with confidence in the quality of the drinking water from their dispenser. The filter technology alone within this equipment is compelling as its life is 4, 5 or even 6 times longer than other filters.

In addition to leading positions in home and office delivery water and filtration, the transaction will make us the leading player in North American water dispenser sales where Primo delivered record sales in 2019 which supports continued growth of the exchange and refill businesses and refill into 2020. We will be the leader in water exchange where Primo continues to see same store sales growth in excess of 6% and we will be the leader in Refill. Primo has seen marked improvement in refill performance in Q4, a return to low single digit growth, where the addition of new sales leadership, an investment in sales headcount and improvements in service are paying off. Overall our new market leading business will drive mid-single digit topline growth and the transaction solidifies our position as a leading water solutions provider.

12

As a final comment on this slide, I wanted to note that there is white space in Europe as it relates to the Primo products and services and we will look to expand the Primo offering across our 18 country European footprint.

Significantly Expands Channel Diversification and Consumer Reach – Tom Harrington

Moving to slide 13. Today Cott is the home and office delivery market leader across its 21-country footprint with over 3,600 routes and approximately 2.5 million customers. With the acquisition of Primo, we will have access to millions of additional potential consumers through Primo’s footprint and customer reach whether it be as a part of their hundreds of thousands of annual dispenser sales, close to 14,000 exchange locations across our footprint that have seen same store sales growth of over 6% for 31 consecutive quarters or the 23,000 plus refill locations. With the increased consumer reach and channel diversification, we are able to further enhance our Customer for Life Promise and can meet consumer needs whether it be through the type of service offering that they are looking for or simply their price point.

13

Clear Strategies for Growth – Tom Harrington

Slide 14 details the organic growth opportunities that we will execute:

•

We will continue to implement our organic growth strategies within HOD water driven by customer growth, consumption growth and pricing as well as utilizing innovation and an expanded sales force to grow our water filtration business.

•	We will continue to invest in the customer experience, enhance our mobile app and expect to improve customer retention consistently over time.

•

We will combine retail sales forces and utilize the relationships that both companies have in order to increase our penetration of these customer location opportunities. We expect to offer products like Infant purified water, spring water, exchange, dispensers and refill or a mix of such offerings all in a single location.

•	We will look to expand Primo across our 18 country European footprint. This could mean anything from bringing the exchange program to Poland or setting up Refill across Spain.

•

We will be able to enhance our e-commerce activity and relationships by combining businesses whether it be through connecting our dispenser sales with our home and office delivery offering or through the utilization of a large e-commerce platform.

14

•

As it relates to the connection between our water filtration business and the Primo refill business, management has evaluated the possibility of incorporating our new PureFlo filtration and IOT technology within Refill machines and have found that the products are highly compatible. We will work on extending this technology into the refill business.

•

In addition, we will be able to combine expertise in relation to dispenser innovation as the leader in not only retail dispenser sales but also home and office delivery of water. As you can see, the possibilities are many and we are excited to get started on executing to capture these opportunities.

Helping the World Become More Sustainable – Tom Harrington

•

Turning to slide 15 and our sustainability platforms. Both Primo and Cott have implemented a focus on sustainability and made it a core part of our strategies. We are proud of the programs that we have put in place as we have a culture and operational expertise focused on social responsibility and sustainability. This mindset and the programs associated with these practices assist in driving efficiencies, inspiring further innovation and

15

building platforms for long-term growth, and assured supply. Each 5-gallon water bottle used within our HOD and exchange programs removes the need to use 1,500 plus single serve bottles of which most end up in landfills. We then recycle our five-gallon bottles making our packaging one of the most environmentally friendly products within the beverage category. We also offer water filtration and refill units which are environmentally friendly solutions as well our new PureFlo technology filters that can last 4, 5 or even 6 times longer than normal filters thereby reducing waste. In addition to our packaging, we have been making a concerted effort to move to carbon neutrality. We are pleased to note that our European operations have been carbon neutral for 8 years running and we have put processes in place for our North American Route Based Services business to become carbon neutral by 2022. With water being our key product, we have also joined the alliance for water stewardship (AWS) and will begin to have our water sources certified under the AWS program starting this year.

16

Substantial cost synergies – Tom Harrington

Slide 16 breaks out the key areas where we plan to capture $35 million dollars of cost synergies. This is truly one of those instances that our footprint, distribution and operations are a very good and complimentary fit resulting in our confidence that we can drive significant synergies. Although it is premature to share our detailed plan, we are very confident in delivering these synergies, a majority of which will come from G&A in areas such as public company costs and shared service costs. In addition, as you will see on slide 17, there is a significant overlap in our coverage areas and operations where we will be able to combine routes, depots, and facilities as well as workforces which will benefit us as we grow and implement various initiatives where resources can be utilized in multiple channels such as refill technicians who can also be used to assist with our water filtration division. With the combined number of 5-gallon bottles, water dispensers, and other products that our companies purchase, we would expect to see good savings in the area of Procurement as well. In looking at the timing of the synergies, we are targeting to capture a majority of the synergies in year two as we won’t be able to begin the process until after the exchange offer and closing takes place.

All in all these transactions will benefit our overall growth profile and EBITDA margins, strengthen our sustainability platforms, drive expected cost synergies of $35 million dollars, be earnings accretive, lower our leverage and improve our credit profile creating a business with higher growth and higher margins more in line with our water peers and we would hope to have the opportunity to be valued more in line with those peers.

17

At this point I am going to hand the call over to Jay to cover a number of financial and valuation metrics before we move to Q&A.

Strong Pro Forma Financial Profile – Jay Wells – Cott Corporation – Chief Financial Officer

Thanks Tom and good morning everyone. On slide 19 we have provided a pro forma view of the combined business on a last twelve-month basis as of Q3 2019. This slide outlines the growth and margin profile of our new pure-play water company. As you can see, we move from a low single digit revenue growth business with a low teen EBITDA margin to a mid-single digit revenue grower with a high teen EBITDA margin. This puts us directly in line with our water and route-based service peers.

Financial Highlights – Jay Wells

On slide 20, we have outlined a number of financial highlights, most of which tie directly into our internal acquisition metrics and thresholds needed to complete a transaction. The acquisition of Primo exceeds all of these financial attributes including:

•	Being accretive to earnings per share

18

•	Accretive to revenue growth and EBITDA margins

•	And generating a fully loaded cash on cash IRR in excess of our cost of capital

In looking at our transition to a pure-play water business we would expect our leverage to move to less than 3.5 times EBITDA upon completion of the Primo acquisition and the sale of S&D and we’re targeting leverage closer to or below 3.0 times EBITDA and we would also expect our new business to be lagely insulated from economic cycles as we are able to offer the consumer products and services across the water spectrum. In addition, the transaction continues our goal to have limited exposure to commodities as water is our key ingredient and items such as PET or Polycarbonate only have minor impacts as the bottles are reused upwards of 50 times. In addition, we have energy surcharges within our route-based services footprint to offset increases in the cost of fuel and we are able to utilize pricing to offset other inflationary changes within the market.

In looking at capital deployment of the new business, we will utilize free cash flow to continue our accretive tuck-in activity, pay for our staple dividend, and to fund share buybacks as well as debt reductions.

19

Peer Metrics – Jay Wells

Turning to slide 21. Our new combined pure-play water business has financial metrics that are very much in line with our route-based service and water peers. with revenue growth in the mid-single digits and EBITDA margins in the high teens. In addition, we will see margin expansion as we capture synergies and deliver growth within our business segments which will provide even closer alignment to our peers. This, along with changing Cott’s name to Primo Water Corporation creates an opportunity to be valued more in line with our water peers.

Key Takeaways – Jay Wells

On slide 22 we reiterate the key takeaways of this transaction which include:

Creating a pure-play water company and market leader in home and office water delivery, water exchange, water dispenser sales, and refill, while also maintaining a leading position in water filtration.

We are also improving our overall growth profile and EBITDA margins, strengthening our sustainability platforms, driving cost synergies of $35 million dollars, earnings accretion, lowering our leverage and improving our credit profile. As a result, with a higher growth, higher margin business, we would hope to have the opportunity to be valued more in line with our peers. With that said, I will turn the call back to Jarrod.

20

Q&A – Jarrod Langhans

Thank you, gentlemen.

During the Q&A, so that we can hear from as many of you as possible, we would ask for a limit of one question and one follow-up per person.

Thank you for your time. Operator, please open the line for questions.

At Conclusion

Jarrod Langhans

Thank you very much for joining our call today. This will conclude Cott Corporation’s Primo Acquisition Conference Call.

21